ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

September 18, 2015	Colleen Bathen Meyer
T +1 415 315 6366
F +1 415 315 4819
colleen.meyer@ropesgray.com

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Schroder Capital Funds (Delaware) (the “Trust” or the “Registrant”) — Post Effective Amendment No. 108 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 2-34215)

Dear Mr. Williamson:

This letter sets forth the responses of the Trust to comments you provided to me telephonically on August 19, 2015 regarding the Amendment.  The Amendment relates to Schroder U.S. Opportunities Fund, a series of the Trust (the “Fund”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.  The Trust intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.  Capitalized terms used but not defined herein have the meanings set forth for such terms in the Amendment.

General

1.              Comment: Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

Response: On behalf of the Trust, we acknowledge that:

(a)   the Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

(b)   Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

(c)   the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

2.              Comment: The prospectus includes “Issuer Focus Risk” as a principal risk of the Fund.  If investing in concentrated positions is a part of the Fund’s principal investment strategy, please include such disclosure in the “Principal Investment Strategies” section.  If not, please revise the risk disclosure.

Response:  The Registrant will remove “Issuer Focus Risk” as a principal risk of the Fund.

3.              Comment:  Since “Investments in Pooled Vehicles Risk” is included as a principal risk of the Fund, please confirm that the Acquired Fund Fees and Expenses line item is not required to be separately disclosed in the Annual Fund Operating Expenses Table.

Response: The Registrant so confirms.

4.              Comment:  Please include the bar chart and the year-to-date return information as of the end of the most recent quarter per Item 4(b)(2)(ii) of Form N-1A.

Response:  The Registrant will make the requested changes.

5.              Comment: Since the Fund may use derivatives for purposes of complying with the Fund’s 80% policy, please confirm that the Fund will use the mark-to-market value of derivatives for purposes of the 80% test, not the notional value.

Response: The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).  The Registrant will revise the disclosure called for by Item 9 of Form N-1A to state,

“The Fund may use derivatives for purposes of complying with this 80% policy, and the notional value of the Fund’s investments in derivatives or other synthetic instruments described below that provide exposure comparable, in the judgment of the Fund’s adviser, to investments in securities of companies that the Fund’s adviser considers to be located in the U.S. may be counted toward satisfaction of this policy.”

6.              Comment: In the Average Annual Total Returns table, performance is shown for the prior 10 years.  The Fund began offering shares in 2006.  Please provide a basis for showing the information this way.

Response:  Although Advisor Shares of the Fund were first offered commencing May 15, 2006, Investor Shares of the Fund commenced operations on August 6, 1993.  The Registrant respectfully refers the staff to the “Additional Performance Information” in the disclosure called for by Item 9 of Form N-1A, which explains that, “The performance information for the Advisor Shares of the Fund provided in the table in the ‘Summary Section’ for periods prior to May 15, 2006 reflects the performance of the Investor Shares of the Fund adjusted to reflect the fees that would have been paid by Advisor Shares.”  The Registrant will revise this disclosure to note when Investor Shares commenced operations.

7.              Comment:  In the “Principal Risks of Investing in the Fund” section, the prospectus states, “References in the discussion of the Fund’s investment policies above to 80% of the Fund’s net assets refer to that percentage of the aggregate of the Fund’s net assets and the amount, if any, of borrowings by the Fund for investment purposes.”  Please move the disclosure nearer to the statement of the Fund’s 80% policy in the principal investment strategies sections.

Response:  The Registrant will revise the disclosure in the principal investment strategies sections to state the following: “The Fund normally invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of companies located in the United States.”

8.              Comment:  In the “Principal Risks of Investing in the Fund” section, the prospectus states that the Fund’s investment objective is non-fundamental.  Please consider adding disclosure to the language stating that the Fund will provide 60 days’ notice to shareholders if it is changed.

Response:  The Registrant respectfully declines to make the requested change.  While the Registrant provides advance notice under normal circumstances, the Registrant is not aware of any requirement to provide 60 days’ notice to shareholders to change an investment objective when the investment objective is not fundamental.

9.              Comment:  In the “Non-Principal Investment Strategies and Techniques” section, under the heading “Other Investments,” the prospectus states the following:

“The Fund may also invest in other types of securities and utilize a variety of investment techniques and strategies that are not described in this Prospectus.

These securities and techniques may subject the Fund to additional risks. Please see the SAI for additional information about the securities and investment techniques described in this Prospectus and about additional techniques and strategies that may be used by the Fund.”

Please consider removing the reference to the Statement of Additional Information (“SAI”) and confirm supplementally that the prospectus describes the principal strategies and risks of the Fund.

Response:  The Registrant confirms that the prospectus describes the principal strategies and risks of the Fund of required by Item 9 of Form N-1A.  The Registrant respectfully declines to make the requested change.

10.       Comment: In the “Exchanges and Conversions” section, the prospectus states that investors may obtain more information about exchanging shares by calling one phone number if the investor is calling from within the United States or by calling another phone number if the investor is calling from outside of the United States.  Please state supplementally whether the Fund permits non-U.S. investors and how the Fund complies with foreign laws governing such offerings of shares.

Response:  The Fund does not generally actively market shares of the Fund outside of the United States.  A number of the Fund’s existing investors may reside outside of the United States temporarily, or otherwise find the use of an international number convenient.  The international number is included within the prospectus primarily for the convenience of those shareholders.  Under certain limited circumstances, the Fund may permit certain select non-U.S. investors to purchase shares of the Fund.  In those instances, the Fund would expect to collect information from those investors designed to facilitate the Fund’s compliance with any foreign law that may apply to those transactions.

Statement of Additional Information

11.       Comment:  In the “Additional Information Concerning the Funds’ Principal Investment Strategies” section, the SAI states the following:

“Because the following is a combined description of investment strategies, investments, and risks for the Funds, certain strategies, investments or risks described below may not apply to your Fund. However, unless a strategy or investment described below is specifically prohibited by a Fund’s investment restrictions as set forth in the Prospectus or under “Investment Restrictions” in this SAI, a Fund may engage in any of the strategies or make any of the investments described below (either as a principal or a non-principal strategy or investment).”

The staff believes the disclosure is confusing to investors, and it is unclear what is disclosure called for by Item 9 of Form N-1A and what is disclosure called for by Item 16 of Form N-1A.  Please revise the disclosure so that an investor can easily understand which strategies, investments, and risks are principal and which are non-principal (by grid or otherwise).

Response:  The Registrant respectfully declines to make the requested change at this time, but will consider revising the relevant disclosure its 2016 annual update of its registration statement.

12.       Comment:  In the “Investment Restrictions” section, the SAI states that the Fund may not “[p]urchase any security (other than Government securities, as such term is defined in the 1940 Act) if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry.”  Item 16(c) of Form N-1A requires a description of a fund’s policy with respect to concentrating investments in a particular industry or group of industries.

Response:  The Registrant respectfully submits that the referenced disclosure correctly reflects the Fund’s fundamental policy that cannot be changed without approval of shareholders.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Reid B. Adams, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.